ZOOM TECHNOLOGIES, INC.

October 23, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

      Pursuant to the Staff's comments on the letter dated October 6, 2009 we have made the requested amendments in the Form 8-K/A transmitted herewith.

Sincerely,

ZOOM TECHNOLOGIES, INC.

/s/ Anthony K. Chan
Chief Financial Officer